                     [Preston Gates & Ellis LLP Letterhead]



                                  April 4, 2005

Julia E. Griffith, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Alaska Air Group, Inc.
         Schedule PREC-14A
         Filed March 23, 2005
         File No. 001-08957

Dear Ms. Griffith:

         On behalf of our client, Alaska Air Group, Inc. (the "Company"), we have set forth below responses to the Staff's comment letter dated March 30, 2005. The Company has also submitted revised preliminary proxy materials in response to the Staff's comments.

         Below we have reprinted each of the Staff's comments in bold and thereunder set forth the related response. Except with respect to page numbers originally referenced in your comment letter or unless otherwise noted, all page number references herein relate to the revised preliminary proxy statement.


General

         1. COMMENT: WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL OF THE INFORMATION INVESTORS REQUIRE. SINCE THE COMPANY AND ITS MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO A COMPANY'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

                  IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

                  - THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILINGS;

                  - STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

                  - THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

                  IN ADDITION, PLEASE BE ADVISED THAT THE DIVISION OF ENFORCEMENT HAS ACCESS TO ALL INFORMATION YOU PROVIDE TO THE STAFF OF THE DIVISION OF CORPORATION FINANCE IN OUR REVIEW OF YOUR FILING OR IN RESPONSE TO OUR COMMENTS ON YOUR FILING.

                  RESPONSE: The Company has noted the Staff's comments and has supplementally provided an acknowledgement addressed to the Staff (attached as Exhibit A to this letter).

         2. COMMENT: PLEASE REVISE YOUR PROXY STATEMENT TO CLEARLY STATE THAT IT IS PRELIMINARY. SEE RULE 14A-6.

                  RESPONSE: The proxy statement has been revised to reflect the Staff's comments.

Letter to Stockholders

         3. COMMENT: REVISE YOUR DISCLOSURE TO STATE THAT THE EXECUTION OF YOUR PROXY CARD WILL REVOKE ANY PREVIOUSLY EXECUTED PROXIES. CLARIFY THAT SHAREHOLDERS MAY REVOKE PREVIOUSLY EXECUTED PROXIES BY VOTING IN PERSON AT THE MEETING.

                  RESPONSE: The letter to stockholders is quite short, designed to tell the stockholders when and where the meeting is, encouraging them to vote, and encouraging them to attend the meeting. The revocation issue you raise is complex. Rather than overburdening the letter with such disclosure, we have revised and expanded the disclosure in the proxy statement under "How Do I Vote My Shares" to address this and other issues. The letter has summary disclosure and tells the reader that full disclosure is in the proxy statement itself.

Annual Meeting Information

         4. COMMENT: WE NOTE THAT THE RECORD DATE FOR THE ANNUAL MEETING IS MARCH 18, 2005. PLEASE TELL US WHEN YOU SENT THE NOTICE REQUIRED BY RULE 14A-13, AND CONFIRM YOUR UNDERSTANDING THAT THE CARDS MUST BE SENT AT LEAST 20 BUSINESS DAYS PRIOR TO THE RECORD DATE.

                  RESPONSE: The notice required by Rule 14a-13 was sent on February 9, 2005. The Company has authorized us to confirm its understanding that the proxy cards must be sent at least 20 business days prior to the Company's record date.


Questions and Answers, page 3

         Why am I receiving this annual meeting information and proxy?  Page 3

         5. COMMENT: WE NOTE YOUR DISCLOSURE CONCERNING SHAREHOLDERS WHO OWN THEIR SHARES THROUGH A BROKERAGE, TRUST, OR SIMILAR ACCOUNT. DISCLOSE WHAT STEPS THESE SHAREHOLDERS WILL NEED TO TAKE IN ORDER TO VOTE.

                  RESPONSE: The proxy statement has been revised to reflect the Staff's comments. For ease of understanding, the discussion is included under the heading "How do I vote my shares?" on page 2 and page 3.

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         6.       COMMENT: PROVIDE US WITH YOUR WELL REASONED LEGAL ANALYSIS OF
                  WHETHER MR. AYER AND MR. LOVELESS ARE ENTITLED TO EXERCISE DISCRETIONARY AUTHORITY UNDER RULE 14A-4(C) TO VOTE ON MATTERS THAT ARE PROPERLY BROUGHT BEFORE THE MEETING.

                  RESPONSE: As we understand it, there is no issue that the grant of discretionary authority on the proxy card will empower the named proxies to vote on matters described in subparagraphs (1), (4), (5), and (7). The issue is whether the Company's proxy card can grant discretionary authority to vote on three proposals that (i) have been excluded under Rule 14a-8 and (ii) may be presented for action at the annual meeting by the unsuccessful proponents if (a) the Company received timely notice under Rule 14a-4(c)(2) and (b) the proponent satisfies the conditions of the "however" sentence in Rule 14a-4(c)(2).

                  The answer is that subparagraph (6) allows for a proxy to grant such discretionary authority regarding a proposal omitted under Rule 14a-8. The answer is not affected by the delivery of timely notice under subparagraph (2) or by compliance with the conditions in the "however" sentence in subparagraph (2). We need not address here the questions of whether in fact the unsuccessful proponents have provided timely notice or complied with the conditions of the "however" sentence in subparagraph (2).

                  As indicated by references below to releases proposing and adopting the "however" sentence in subparagraph (2), Rule 14a-4(c) is designed so that:

                           - subparagraph (6) deals with matters where the proponent has tried, but failed, under Rule 14a-8 to have the proposal included in the issuer's proxy statement; and

                           - subparagraph (2) deals with matters where the proponent has not tried under 14a-8 to have the proposal included in the issuer's proxy statement.

                  The "however" sentence was added in 1998 in Release 40018, May 21, 1998. The proposing release, Release 39093, September 26, 1997, made clear that subparagraph (6) (then subparagraph (4)) allows a proxy to grant discretionary authority to vote on a proposal omitted from the proxy statement under Rule 14a-8, whether the omitted is presented from the floor or whether the proponent solicits proxies. The release said:

                           If a shareholder submits a proposal under rule 14a-8 to be included in the company's proxy materials, but the company properly excludes the proposal, rule 14a-4(c)(4) [now 14a-4(c)(6)] n96 permits the company to exercise discretionary voting authority to vote uninstructed proxies against that proposal if the shareholder chooses an alternative route for its presentation to a vote. The proponent may, for instance, intend to present the proposal from the floor of the company's annual meeting, or solicit proxy votes independently by distributing its own proxy statement and form of proxy.

                  The problem that the "however" language in subparagraph (2) was designed to address was not discretionary voting regarding a proposal that has been omitted under Rule 14a-8. The problem was the uncertainty that arose when the proponent did not try under Rule 14a-8 to have the proposal included in the issuer's proxy statement. The adopting release said:

                           Rule 14a-4 did not, however, clearly address the exercise of discretionary voting authority if the shareholder chooses not to use rule 14a-8's procedures for placing a proposal in the company's proxy materials. This may occur if the proponent notifies the company of his or her intention to present the proposal from the floor of the meeting, or commences his or

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                           her own proxy solicitation, without ever invoking
                           rule 14a-8's procedures.

                  The adopting release stated that the various changes to Rule 14a-4(c), including the "however" language, "are designed to provide companies with clearer guidance on the scope of permissible discretionary voting in the context of a non 14a-8 proposal."

                  It follows that the Company's proxy card may provide for discretion to vote on the three proposals omitted under 14a-8 without regard to when the Company received notice of such matters or whether the proponents have complied with the requirements of the "however" sentence. Subparagraph (6) controls and subparagraph (2) is not relevant to such discretionary authority.

                  We note that we have included a discussion of discretionary voting related to the omitted stockholder proposals under the heading "How do I vote my shares?" on page 4.


         You may vote on the Internet, page 3

         7. COMMENT: REVISE THIS DISCLOSURE TO CLARIFY FOR SHAREHOLDERS THAT IF THEY VOTE ON THE INTERNET, BUT WISH TO CHANGE THEIR VOTE WITH A LATER, WRITTEN PROXY CARD, OR BY VOTING IN PERSON AT THE MEETING, THEY ARE ENTITLED TO DO SO.

                  RESPONSE: The proxy statement has been revised to reflect the Staff's comments. Specifically, the proxy statement has been revised to reflect that stockholders of record, no matter which method of voting they use, may revoke their proxy and change their votes at any time prior to the annual meeting.


         You may vote by phone, page 3

         8. COMMENT: PLEASE ADVISE US AS TO HOW YOU PLAN ON VERIFYING THAT ANY PERSON FROM WHOM YOU HAVE RECEIVED A TELEPHONE OR INTERNET PROXY HAS PREVIOUSLY BEEN FURNISHED WITH A PROXY STATEMENT. SEE RULE 14A-3(A).

                  RESPONSE: This is to advise the Staff that the Company verifies all votes, including all proxies submitted via the telephone or over the Internet, by use of a Voter Control Number ("VCN"). A VCN is assigned to each stockholder of record and proxy cards are delivered only to such stockholders along with publicly-filed preliminary or definitive written proxy statement containing the information specified in
                  Schedule 14A.


         What if I change my mind after I submit my proxy? Page 3

         9. COMMENT: IT IS NOT CLEAR TO US HOW A TELEPHONIC VOTE MAY SUPERCEDE A PREVIOUSLY EXECUTED WRITTEN PROXY. PLEASE REVISE OR ADVISE.

                  RESPONSE: The Company has noted the Staff's comments and the proxy statement has been revised to clearly reflect that any method of voting (i.e., telephone, Internet or mail) can be used to supercede a previously executed proxy.

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         What about Broker Non-Votes?

         10. COMMENT: ADVISE US OF THE REASONS THAT THE COMPANY IS NOT ABLE TO DETERMINE WHETHER THE ELECTION IS "CONTESTED" FOR PURPOSES OF THE NYSE RULES. PLEASE BE ADVISED THAT YOU WILL NEED TO INCLUDE DISCLOSURE CONCERNING THE NATURE OF THE ELECTION PRIOR TO FINALIZING YOUR PROXY STATEMENT. IN ADDITION, ADVISE US, WITH A VIEW TOWARD DISCLOSURE, WHETHER A NYSE DETERMINATION THAT THIS ELECTION IS CONTESTED WILL PROHIBIT OR OTHERWISE LIMIT THE COMPANY'S ABILITY TO SOLICIT AND/OR ACCEPT VOTES BY TELEPHONE OR THE INTERNET UNDER OTHER NYSE RULES.

                  RESPONSE: It is our understanding that under NYSE Rule 452, a broker (or ADP acting on behalf of a broker) may vote stock on behalf of a beneficial owner "provided the person in the member organization giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting." Supplementary Material .11 to Rule 452 provides:

                           In the list of meetings of stockholders appearing in the Weekly Bulletin, after proxy material has been reviewed by the Exchange, each meeting will be designated by an appropriate symbol to indicate either (a) that members may vote a proxy without instructions of beneficial owners, (b) that members may not vote specific matters on the proxy, or (c) that members may not vote the entire proxy.

                  On March 12, 2005, we spoke with Mr. Tony Alberti of the NYSE and he indicated to us that the Weekly Bulletin is the definitive guide as to the existence of a contest. He further indicated that the NYSE position is that a contest will not exist unless the person soliciting proxies furnishes copies of the soliciting materials to the broker (or its designee such as ADP) for transmission to beneficial holders and provides reasonable assurance that it will reimburse the broker for out-of-pocket expenses. Thus, unless the insurgents solicit and provide proxy materials to brokers for transmission to stockholders, then the election will not be considered to be "contested."

                  Based on their preliminary proxy material (excerpt provided below), the insurgents will not engage in a contest for purposes of Rule 452. The insurgents' proxy statement states that the Internet will be used to conduct the solicitation and a paper copy of the proxy statement will be sent only after the shareholder has "exhausted all feasible means of accessing the Internet" and then only after the shareholder has made a "certified request."

                           V. HOW WE PLAN TO SOLICIT
                           The dedicated Internet web site www.votepal.com will be used for the purposes of conducting our solicitation. It will contain a downloadable/printable version of our Proxy Statement, Proxy Card and a Voting Instruction Form for 401(k) plan participants. The Proxy Card and Voting Instruction Form will not be available until we file a Definitive 14A with the SEC.

                           The web site www.votepal.com will provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the World Wide Web. We will upon certified request mail our proxy materials to shareholders who have exhausted all feasible means of accessing the Internet. Requests can be mailed to Steve Nieman, PO Box 602, Brush Prairie, WA 98606.

                  The challengers' preliminary proxy statement concedes that their solicitation will not be "contested" under NYSE rules.

                           We understand that in the past the NYSE did not agree with positions like ours. It has maintained that challengers have to do a mailing to all shareholders who hold their shares in street name through banks, brokers or other intermediaries. In our proxy contest in 2003, the NYSE said we would have to do a mailing, which was substantiated by an April 30, 2003 fax that we sent to the NYSE and the Commission contesting this decision. We can only view such a position that the NYSE took as being wrong on two counts. We feel:
                           (1) this decision should be made by the participants and the SEC--not by intermediaries; and (2) to be forced to pay for an essentially duplicative mailing wastes time and resources.

                           In 2004, we contacted the NYSE regarding the position it will take in reference to our 2004 proxy contest. On April 28, 2004, we received a telephone call from Mr. Stephen Walsh of the NYSE. He said the NYSE had not changed its position in the last year, and would not classify our solicitation in 2004 as a "contest."

                  Given the challengers' statements, we will amend our disclosure on page 4 from the following:

                           If the election of directors is "contested" as that term is defined under the New York Stock Exchange rules, and if you do not provide specific instructions to the broker in the voting instruction form, then your broker will not be able to vote your shares in the election of directors. As of the date of this proxy statement, the Company is not able to determine whether the election of directors will be deemed to be contested under the NYSE rules.

                  so that it reads as follows:

                           Based upon a revised preliminary proxy statement referred to under Opposing Solicitation on page 50, the election of directors will not be contested for purposes of New York Stock Exchange Rule 452 and accordingly, a broker will have the discretion to vote your shares in the absence of specific instructions.

                  If the challengers do comply with NYSE rules on dissemination of the proxy materials, such proxy materials will be an appropriate means for indicating that the there is a proxy contest under NYSE rules and the implications for the election of directors.

                  We have also spoken with Mr. William P. Fiske, a senior managing director at Georgeson Shareholder Communications, Inc., and he has informed us that the Investor Communications Division of Automatic Data Processing ("ADP") has recently changed its internal rules to allow the use of the telephone or the Internet in soliciting or accepting votes, even if an election is deemed to be "contested."


         How many votes must each of the stockholder proposals receive in order to pass?

         11. COMMENT: WE NOTE YOUR DISCLOSURE THAT THE BOARD HAS DETERMINED PROPOSALS 2 THROUGH 6 WOULD VIOLATE DELAWARE LAW. THIS DETERMINATION CALLS FOR A LEGAL CONCLUSION IN EACH CASE. PLEASE FURNISH THE NAME OF THE LEGAL COUNSEL ON WHOSE OPINION YOU ARE RELYING, AND PROVIDE THEIR FULL LEGAL ANALYSIS OF WHY EACH SEPARATE PROPOSAL IS NOT CONSISTENT WITH DELAWARE LAW. STATE WHETHER COUNSEL HAS CONSENTED TO THE USE OF ITS NAME. IF COUNSEL HAS NOT BEEN ENGAGED FOR THIS PURPOSE, REVISE THE DOCUMENT TO MAKE CLEAR THE BOARD OF DIRECTORS HAS REACHED ITS DETERMINATION IN THE ABSENCE OF AN OPINION FROM LEGAL COUNSEL.

                  RESPONSE: Appropriate changes have been made to the disclosure under "How many votes must each of the stockholder proposals receive in order to pass?" Summaries of the opinions are included with the board responses in the proxy statement. The summaries are not a "full legal analysis." The full legal analysis was set forth in our requests for no action letters to omit these stockholder proposals pursuant to Rule 14a-8. The summaries indicate the legal rationale and are consistent with the nature and extent of the proxy statement disclosure in the two proxy statements we found where the boards indicated that they would not give effect to proposals because it believed that the proposals were invalid. The companies and the year of the proxy statements were PLM International, 1997 and Hercules, 2001. The full opinions and related correspondence are attached as Exhibit B to this letter."

         Director Nomination Policy

         12. COMMENT: ITEM 7(D)(1)(II)(E) REQUIRES DISCLOSURE OF THE NOMINATING COMMITTEE'S POLICIES WITH RESPECT TO CONSIDERATION OF NOMINEES PROPOSED BY STOCKHOLDERS. PLEASE INCLUDE A SUBSTANTIVE DESCRIPTION OF THE RELEVANT BYLAW SECTION IN YOUR DISCLOSURE, RATHER THAN A GENERIC REFERENCE TO THE SECTION AND AN EXPRESSION OF WILLINGNESS TO FURNISH SHAREHOLDERS WITH A COPY ON REQUEST.

                  RESPONSE: The proxy statement has been revised to reflect the Staff's comments.


         13. COMMENT: MOVE THE DEFINITION OF "QUALIFIED STOCKHOLDERS" UP TO THE FIRST PLACE IT APPEARS IN YOUR DOCUMENT TO FACILITATE THE READER'S UNDERSTANDING OF THE TERM.

                  RESPONSE: The proxy statement has been revised to reflect the Staff's comments.


         14. COMMENT: STATEMENTS OF OPINION OR BELIEF SHOULD BE CLEARLY CHARACTERIZED AS SUCH, AND A REASONABLE BASIS MUST EXIST FOR EACH OPINION OR BELIEF SUPPORT FOR STATEMENTS OF OPINION OR BELIEF SHOULD BE SELF EVIDENT, DISCLOSED IN THE PROXY STATEMENT, OR PROVIDED TO THE STAFF ON A SUPPLEMENTAL BASIS. REVISE THE PROXY STATEMENT TO ENSURE THAT STATEMENTS OF OPINION OR BELIEF HAVE NOT BEEN IMPROPERLY CHARACTERIZED AS STATEMENTS OF FACT. IN ADDITION, PLEASE ADDRESS THE FOLLOWING NON-EXHAUSTIVE LIST OF EXAMPLES BY PROVIDING SUPPORT:

                           - "WITHOUT A RIGHTS PLAN THE BOARD WOULD LOSE AN IMPORTANT BARGAINING TOOL IN NEGOTIATING A TRANSACTION WITH A POTENTIAL ACQUIRER OR PURSUING A POTENTIALLY SUPERIOR ALTERNATIVE TO A HOSTILE TAKEOVER OFFER."

                           -        "...THE COMPANY BELIEVES THERE IS
                                    SUBSTANTIAL EMPIRICAL EVIDENCE THAT A
                                    STOCKHOLDER RIGHTS PLAN MAY BETTER POSITION
                                    A BOARD OF DIRECTORS TO ACHIEVE THE BEST
                                    RESULT FOR ALL STOCKHOLDERS IN THE EVENT
                                    THERE IS A BID FOR THE COMPANY."

                           - "THE BOARD BELIEVES THAT THE SUPPORT BY DIRECTORS OF THE SPECIAL INTERESTS OF THE CONSTITUENCIES THAT ELECTED THEM [BY THE PROPOSED CUMULATIVE VOTING] COULD CREATE PARTISANSHIP AND DIVISIVENESS AMONG BOARD MEMBERS AND IMPAIR THE BOARD'S ABILITY TO OPERATE EFFECTIVELY AS A GOVERNING BODY, TO THE DETRIMENT OF THE COMPANY'S STOCKHOLDERS."

                  RESPONSE: The proxy statement has been revised to reflect the Staff's comments.



Proxy Card

         15. COMMENT: PLEASE REVISE YOUR PROXY CARD AND YOUR VOTING INSTRUCTION FORM TO CLEARLY MARK THEM AS "PRELIMINARY".

                  RESPONSE: The proxy card has been revised to reflect the Staff's comments.


         16. COMMENT: PLEASE CONFIRM THAT YOU WILL NOT USE DISCRETIONARY AUTHORITY CONFERRED WITH THE PROXIES TO VOTE UPON MATTERS THAT HAVE COME TO YOUR ATTENTION A REASONABLE TIME BEFORE THE MEETING. SEE RULE 14A-4(C).

                  RESPONSE: As we read Rule 14a-4(c)(1), the "reasonable time" requirement applies only if the Company did not hold an annual meeting the year before or if the date of the meeting has changed more than 30 days. Neither condition applies here. The applicable time period, as set forth in Rule 14a-4(c)(1), is the date that is "45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision) . . ." (the "Notice Date").

                  The Company confirms that it will not use discretionary authority conferred with the proxies to vote on matters of which it had notice on or before the Notice Date, except that pursuant to Rule 14a-4(c)(6), the proxy will grant discretionary authority to vote against the three shareholder proposals omitted under 14a-8 (if such proposals are properly brought before the meeting). Aside from the three proposals excluded under Rule 14a-8, the Company has had no notice of any matter before the Notice Date.



         17. COMMENT: REVISE EACH OF THE STOCKHOLDER PROPOSALS ON THE PROXY CARD AND THE VOTING INSTRUCTION FORM TO PROVIDE A CLEARLY DESIGNATED BOX, IDENTICAL TO THOSE PROVIDED FOR PROPOSAL 1, SO THAT STOCKHOLDERS MAY CHOOSE FOR, AGAINST OR ABSTAIN FOR EACH PROPOSAL.

                  RESPONSE: The proxy card has been revised to reflect the Staff's comments.

         18. COMMENT: SUPPLEMENTALLY EXPLAIN, WITH A VIEW TOWARDS DISCLOSURE, THE LEGAL BASIS FOR YOUR REQUIREMENT THAT SHAREHOLDERS SUBMIT THEIR VOTING INSTRUCTION FORM FIVE DAYS PRIOR TO THE MEETING.

                  RESPONSE: Since the trustee is the legal owner of the shares held by the Plan, it must vote the employer stock in the Plan, including stock for which it has receiving voting direction from the participants. Neither ERISA nor the Internal Revenue Code set forth a specific deadline by which time employee participants must give the trustee their voting directions. The trustee sets the deadline based on what it determines is prudent in order for it to determine that the instructions are proper and to compile the instructions in order to vote the shares by the deadline. Participants also receive adequate notice of the deadline for submitting their voting instructions.


Closing Comment

                  COMMENT: PLEASE REVISE THE FILING IN RESPONSE TO THESE COMMENTS. PROVIDE A COVER LETTER KEYING YOUR RESPONSES TO THESE COMMENTS, AND FILE THAT LETTER ELECTRONICALLY. PLEASE PROVIDE ANY REQUESTED SUPPLEMENTAL INFORMATION. IF YOU BELIEVE THAT COMPLYING WITH THE COMMENTS IS NOT APPROPRIATE, TELL US WHY IN YOUR LETTER. WE MAY HAVE COMMENTS AFTER REVIEWING YOUR REVISED MATERIALS AND YOUR RESPONSES. PLEASE DIRECT QUESTIONS TO ME AT (202) 942-1762.

                  RESPONSE: We have reviewed the Staff's comment and have responded accordingly.




         We hope that the foregoing adequately responds to the concerns of the Staff. Please do not hesitate to contact Chris K. Visser or the undersigned at
(206) 623-7580 if you have any questions or further comments with respect to the foregoing.

                                                     Very truly yours,

                                                     Preston Gates & Ellis LLP



                                                     By /s/ William Gleeson
                                                         William Gleeson


cc:      Peter Kraus
         Shannon Alberts
         Chris K. Visser

                                                                       EXHIBIT A
                       [Alaska Air Group, Inc. Letterhead]



                                                     April 4, 2005

Julia E. Griffith, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Alaska Air Group, Inc.
         Schedule PREC-14A
         Filed March 23, 2005
         File No. 001-08957

Dear Ms. Griffith:

         In response to the Staff's comment letter dated March 30, 2005 addressed to our legal counsel, William Gleeson at Preston Gates & Ellis, the undersigned, on behalf of Alaska Air Group, Inc. (the "Company"), hereby represents and acknowledges to the Staff the following:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission"), including the Company's proxy statement;

         2. The Staff comments or changes to disclosure in response to staff comments in the Company's filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

         3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Alaska Air Group, Inc.


By:      /s/ Keith Loveless
         Keith Loveless
         General Counsel and Corporate Secretary

                                    EXHIBIT B

                    LEGAL OPINIONS AND RELATED CORRESPONDENCE


ANNEX 1 Legal Opinion in connection with Proposal 2 (Stockholder Bylaw Amendment on Poison Pill)

ANNEX 2 Legal Opinion in connection with Proposal 3 (Stockholder Bylaw Amendment on Confidential Shareholder Voting)

ANNEX 3 Legal Opinion in connection with Proposal 4 (Stockholder Bylaw Amendment on Cumulative Voting)

ANNEX 4 Legal Opinion in connection with Proposal 5 (Stockholder Bylaw Amendment on Annual Election of Directors)

ANNEX 5 Legal Opinion in connection with Proposal 6 (Stockholder Bylaw Amendment on Simple Majority When Amending Bylaws)

ANNEX 6 Supplemental Opinion of counsel dated February 11, 2005 in connection with Proposals 2-6

             ANNEX 1 -- LEGAL OPINION IN CONNECTION WITH PROPOSAL 2
                  (STOCKHOLDER BYLAW AMENDMENT ON POISON PILL)


                                                                 William Gleeson
                                                       WilliamG@prestongates.com
                                                                    206-467-2833


                                January 14, 2005




Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

       Re: Stockholder Proposal to Alaska Air Group, Inc. of John Furqueron (the "Proponent")

Dear Sir/Madam:

         We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

         For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); (iii) the Proposal and its supporting statement; and (iv) Company's Policy on rights plans .

         With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and
(iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

         The Proposal reads as follows:

                  RESOLVED: Shareholders offer the following amendment to the AAG, Inc. bylaws to require that any future poison pill be redeemed or put to a shareholder vote within four (4) months after it is adopted by our Board. This bylaw shall be consistent with the governing documents of our company.

                  This addition of this amendment to our company's bylaws to redeem a poison pill by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

THE COMPANY'S POLICY

         Alaska does not have a rights plan. On May 18, 2004, the shareholders of Alaska approved a proposal to submit the adoption of any poison pill to a shareholder vote as soon as may be practical. In November, 2004, the Board adopted a Policy on Adoption of a Stockholder Rights Plan (the "Policy"). The Policy as posted on the Company's website is as follows:

                  A Stockholder Rights Plan refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to a company's stockholders designed to deter non-negotiated takeovers.

                  The Company does not have a Stockholder Rights Plan. The Board's policy is that it will adopt a Stockholder Rights Plan only if either (1) the stockholders have approved adoption of the Stockholder Rights Plan, or (2) the Board in the exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of the Company's stockholders to adopt a Stockholder Rights Plan.

                  The Board has directed the Governance and Nominating Committee to review this policy statement periodically and to report to the Board any recommendations it may have concerning the policy.

ISSUES

         You have asked our opinion on:

         (a) Whether the Alaska Policy, if it failed to contain clause (2), would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties.

         (b) Whether the Bylaw proposed by the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law

DISCUSSION

I. WHETHER THE ALASKA POLICY, IF IT FAILED TO CONTAIN CLAUSE (2), WOULD BE VULNERABLE TO CHALLENGE AS DISABLING THE BOARD FROM EFFECTIVELY EXERCISING ITS STATUTORY AND FIDUCIARY DUTIES.

         Absent an express provision in a corporation's certificate of incorporation to the contrary, 8 Del. C. Section 141(a) of the General Corporation Law vests in the board of directors the authority to manage the corporate enterprise:

         The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

         In Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), the Delaware Supreme Court recognized that Section 141(a) imposes upon a corporation's board of directors certain "duties and responsibilities" in responding to a perceived threat to the corporation and its stockholders posed by a takeover bid. Id. at 953. The Court further noted that a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Id. at 954. Accordingly, if a board of directors determines, for instance, that a takeover bid poses a threat to the corporation and its stockholders, the board's response may not be a passive one. Id. at 954, 955 n.
10. ("It has been suggested that a board's response to a takeover threat should be a passive one. However, that clearly is not the law of Delaware . . . ."
(citation omitted)). In elaborating on the over-arching duties to protect the interests of the enterprise and the shareholders described in Unocal, the Supreme Court has explained that a board of directors has "both the duty and responsibility to oppose threats" presented by takeover bids. See Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987).

         Under Unocal and its progeny, the duty of corporate directors to react to tender offers and other takeover bids lies at the heart of the managerial prerogative vested in the board of directors by Delaware statutory and common law. The Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the DGCL nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, . . . is invalid and unenforceable"); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); McAllister v. Kallop, 1995 WL 462210 at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del.
1996); Chapin v. Benwood Foundation. Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979) (holding that agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd 415 A.2d 1068 (Del. 1980); see also ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986) (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See Adams, 121 A.2d at 305.

         One of the leading Delaware cases addressing the general prohibition on the delegation or restriction of the managerial prerogative of the board of directors is Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd as to another point, 130 A.2d 338 (Del. 1957), which held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy. At issue in Abercrombie was an agreement among stockholders holding a majority of the outstanding stock of American Independent Oil Company ("American") and the so-called "agents" of those stockholders, who served as the nominees of such stockholders on the American board of directors. Together, the group of stockholders who were parties to the stockholders' agreement had the power to elect eight of the members of American's fifteen member board. The stockholders' agreement provided that all eight of the agent-directors would vote on any matter coming before the board in accordance with the decision of seven of the agent-directors, and if seven of the agent-directors could not reach agreement, the matter would be submitted to arbitration. In holding that the agreement was invalid, the court reasoned as follows:

             By this agreement these stockholders and their representatives have agreed in advance to follow a procedure which if honored by the agents in their director capacity would obligate them to vote in a predetermined manner even though they might thereby be voting contrary to their own best judgment on matters within the province of the board . . .

             . . . So long as the corporate form is used as presently provided by our statutes this court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters . . .

             I am therefore forced to conclude that this [stockholders' agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law. My conclusions are based on the provisions of the Agreement which substantially encroach on the duty of directors to exercise independent business judgment, upon the provisions which permit the possibility that director action will be dictated by an outsider and finally, upon the provision which can have the consequence of shifting control of the board from a majority to a minority.

Abercrombie, 123 A.2d at 899-900. This aspect of the Abercrombie decision was noted with approval by the Delaware Supreme Court in Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) and Adams v. Clearance Corp., 121 A.2d 302, 305 (Del.
1956).

         The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985). There, the Supreme Court noted that under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." Id. at 887-888. Rather, the DGCL required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. Id. at 888.

         In Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise. In Omnicare, the Supreme Court addressed a situation in which the NCS board had entered into a merger agreement that was completely "locked up" and had not negotiated for the retention of an effective fiduciary out provision that would allow the board to react should the transaction become harmful to the company or its shareholders. In the majority's Opinion, the Court noted:

             The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop . . . . The NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection in futuro, the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer.

Id. at 938 (citing Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998) (directors' fiduciary duties do not operate intermittently)). The Court went on to reiterate that: "The stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." Id. (citations omitted). Although Omnicare involved a board's failure to negotiate effective fiduciary outs to "lock up" deal protection measures in a negotiated merger agreement, its teachings, we believe, are more broadly applicable. Omnicare serves to re-affirm strongly that the directors of a Delaware corporation many not act in a manner that delegates to others or substantially restricts the board's obligation to respond and react to future events that impact fundamentally the management and direction of the corporate enterprise and to act reasonably in response to any threat to corporate policy and effectiveness. This is so whether the threat be one posed by the deal protection provisions of an existing merger agreement that stands in the way of a materially better transaction for the corporation and its stockholders (as in Omnicare) or one posed by unfair or otherwise inequitable acquisition tactics that may stand in the way of effecting long or short term corporate policies.

         The "poison pill's" efficacy as one of several responses by a target board to a hostile tender offer was reiterated in In re Pure Resources, Inc., Shareholders Litigation, 808 A.2d 420 (Del. Ch. 2002). There, the plaintiffs criticized the target board for failing to adopt a "poison pill" rights plan in the face of a "blitzkrieg" tender offer. While the Court was careful to note that it was not adopting a "bright-line" rule that would require the adoption of a poison pill to defend against all tender offers, id. at 446, at the oral argument on the motion for a preliminary injunction and also in his opinion, Vice Chancellor Strine noted that the poison pill rights plan is the "de rigeur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe. See, id at 431; Transcript, Argument on Plaintiffs' Motion for Preliminary Injunction, Sept. 27, 2002 (Court describing the poison pill as "the one [thing] that could have clearly slowed the train up and given them [the target board] the ability to negotiate," (p. 77), and as "the one tool that has really been developed and refined to use, for boards of directors facing a tender offer, to give them leverage" (p. 102)). See also Malpiede v. Townson, 780 A.2d 1075, 1089 (Del.
2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.")

         Indeed, the Delaware Supreme has recognized as a fundamental board prerogative the ability a board of directors to act in a timely manner with respect to redemption of a rights plan. Thus, in Quickturn Design Systems, Inc.
V. Shapiro, 721 A.2d 1281 (Del. 1998), the Supreme Court struck down as violative of Section 141(a) a provision in a rights plan disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation." Id. at 1291-92. So too, the Proposal, if adopted with no restrictions, would substantially limit, if not effectively eliminate, the Board's ability to utilize a rights plan in circumstances in which the Board deemed it advisable.

         It is important to note, however, that despite its utility, the board's discretion to adopt and maintain a rights plan is not "unfettered." See Moran v. Household Int'l., Inc., 500 A.2d 1346, 1354 (Del. 1985). The Supreme Court explained:

             The Rights Plan is not absolute. When the Household Board of Directors is faced with a tender offer and a request to redeem the Rights, they will not be able to arbitrarily reject the offer. They will be held to the same fiduciary standards any other board of directors would be held to in deciding to adopt a defensive mechanism, the same standard as they were held to in originally approving the Rights Plan.

Id.; see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (noting in that case that the validity, in general, of the plan at issue was largely attributable to the fact that the board retained the ability to redeem the rights, which would afford the board the "flexibility to address any proposal deemed to be in the stockholders' best interests.")

         If the Board were to adopt the Policy requiring it to submit the adoption of a rights plan to a stockholder vote or to redeem the rights plan in all cases and without exception, such a policy effectively would remove from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics and other threats to corporate policy and effectiveness, even if the Board determines in the good faith exercise of its reasonable business judgment that a rights plan would be the most appropriate and most effective means of dealing with such a threat. Because presenting the question of whether to adopt a rights plan for a stockholder vote would necessarily impose substantial delay or requiring the redemption of the rights plan in the event shareholder approval is not sought, the Board of Directors would have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. In other words, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, it would nevertheless be required to delay that response while the Board placed the defensive measure before the stockholders for a vote or it would be required to redeem the rights plan quickly, unless the Policy were to include an effective "fiduciary out." Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board of Directors the flexibility to exercise their fiduciary duties to adopt a rights plan and maintain in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events -- a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

         Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that Policy, if it failed to contain clause (2), would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties.

II. WHETHER THE BYLAW PROPOSED BY THE PROPOSAL, IF ADOPTED BY THE STOCKHOLDERS, WOULD BE VALID UNDER THE GENERAL CORPORATION LAW.

         There is no Delaware case which specifically addresses the validity or invalidity of the Bylaw or of a similar bylaw. (As discussed below, however, the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) strongly supports the conclusion that the Bylaw would not be valid under Delaware law.) Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. Section 109(b), which provides:

             The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

         We turn, therefore, to consideration of whether the Bylaw is "inconsistent with law or with the certificate of incorporation."

INCONSISTENT WITH LAW

         Section 141(a) of the General Corporation Law, 8 Del. C. Section 141(a), provides in pertinent part as follows:

         The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

         Significantly, if there is to be any variation from the mandate of 8 Del. C. Section 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

         The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson
v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy."

         Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("the adoption of a defensive measure . . . was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One of the principal defensive measures that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors to adopt, is a stockholder rights plan. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill . . . "); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take"). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule."), aff'd, 500 A.2d 1346 (Del. 1985). Stockholders are not a part of the process. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights Plan to ensure that the Plan is enforceable.") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. Oct. 10, 2000)). As the
Delaware Supreme Court explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Hilton, 780 A.2d at 249. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder-dictated action controlling the adoption, maintenance or terms of a rights plan.

         The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the Bylaw would contravene Section 141(a) and therefore not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

              One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (footnotes omitted). See also id. at 1292 ("The Delayed Redemption Provision `tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, `it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with the board's authority under Section 141(a) to manage the business and affairs of the corporation because the provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted).

         The Bylaw is even more restrictive than the Delayed Redemption Provision invalidated in Quickturn. Whereas the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Bylaw forever would prevent the Board from exercising its discretion to adopt a rights plan, regardless of the facts and circumstances then existing. Because the Bylaw indisputably would limit the Board of Directors' authority with respect to a stockholder rights plan of the Company and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

         The power to adopt and maintain a rights plan further derives from 8 Del. C. Section 157. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del.
C. Section 157" (footnote omitted). Under that statute too, such power is vested in the directors, not in the stockholders. The provisions of 8 Del. C. Section 157 are themselves quite instructive for what they say and for what they don't say:

             (a) Subject to any provisions in the certificate of incorporation [it doesn't say "or bylaws"], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors. [It doesn't say "or stockholders"].

             (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [it doesn't say "or in the bylaws"], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [it doesn't say "or stockholders"] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

         Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders or by a bylaw. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del.
C. Section 242), mergers (8 Del. C. Section 251), sales of assets (8 Del.
C. Section 271), and dissolution (8 Del. C. Section 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.

         Similarly, Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a stockholder rights plan and initial distribution of the rights). 8 Del. C. Section 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors"). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del.
Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

         Rights plans are the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, and the Delaware courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re

Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). The Delaware Supreme Court has addressed this issue explicitly:

             Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton, 780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders oppose the board's decision does not affect the board's authority. As the Court of Chancery has explained,

             The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

         If the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under 8 Del. C. Section 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law . . . is void . . ."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994) (contract may not limit board's exercise of fiduciary duties).

         We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a shareholder proposal that would prohibit adoption of a rights plan without prior shareholder approval "would be an improper subject for shareholder action under Delaware law" and would not be valid under the General Corporation Law. Toys R Us

(available April 9, 2002); Novell, Inc. (available Feb. 14, 2000); General Dynamics Corp., (available Mar. 5, 2001).

INCONSISTENT WITH THE CERTIFICATE OF INCORPORATION

         The Proposal would amend the Bylaws in two ways. The first is a substantive amendment relating to rights plans (the "Amendment") and the second is related to how the Amendment may be amended, modified or repealed. The proposed Bylaw provides that the Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the Shareholder-Amendment-Only provision.

         Alaska's restated certificate of incorporation (the "Certificate") provides in Article 8 that the Board has the power to adopt, amend or repeal the Bylaws. Article 8 provides:

             The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

         The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation of the Board's power to "amend or repeal the Bylaws."

         Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. Section 109(b). That section provides:

         The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation ..." (emphasis added)

         It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a `nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

         Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that (a) the Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law because (i) it would conflict with 8 Del. C. Section 141(a) and (ii) the Bylaw would conflict with the Certificate in violation of 8 Del. C. Section 109(b) and (b) accordingly the Bylaw is not a proper subject of a stockholder action.

LIMITATIONS

         The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

         The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

                                                     Very truly yours,

                                                     PRESTON GATES & ELLIS LLP

                                                     /s/ William Gleeson

                                                     By
                                                         William Gleeson

             ANNEX 2 -- LEGAL OPINION IN CONNECTION WITH PROPOSAL 3 (STOCKHOLDER BYLAW AMENDMENT ON CONFIDENTIAL SHAREHOLDER VOTING)


                                                                 William Gleeson
                                                       WilliamG@prestongates.com
                                                                    206-467-2833


                                January 14, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

      Re: Stockholder Proposal to Alaska Air Group, Inc. of Pat Brady (the "Proponent")

Dear Sir/Madam:

      We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

       For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal and its supporting statement.

        With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and
(iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

      The Proposal proposes an amendment to the Company's Bylaws in part to add confidential voting (this part of the Proposal is referred to as the "Confidential Voting Amendment"). The proposed Bylaw also provides that the Confidential Voting Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Confidential Voting Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the Shareholder-Amendment-Only provision.

      Alaska's Certificate provides in Article 8 that the Board has the power to adopt, amend or repeal the Bylaws. Article 8 provides:

         The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

      The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation, not contained in the Certificate, of the Board's power to "amend or repeal the Bylaws."

      Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. Section 109(b). That section provides:

         The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation . . . ." (emphasis added)

      It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a `nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

      The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

      Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

      1. Because of the Shareholder-Amendment-Only provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide that a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. Section 242(b), the first step in any amendment to the certificate of incorporation is for "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the certificate. Until such time as the board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

      2. The Shareholder-Amendment-Only provision would not, if adopted, be valid under the General Corporation law because:

            (a) a proposal such as this Proposal that is not a proper subject for shareholder action would, if adopted, violate state law; and

            (b) the Shareholder-Amendment-Only provision, if adopted, would cause the Bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C.
                  Section 109(b).

      The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

      The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

                                    Very truly yours,

                                    PRESTON GATES & ELLIS LLP

                                    /s/ William Gleeson

                                    By
                                        William Gleeson

             ANNEX 3 -- LEGAL OPINION IN CONNECTION WITH PROPOSAL 4
               (STOCKHOLDER BYLAW AMENDMENT ON CUMULATIVE VOTING)

                                                                 William Gleeson
                                                       WilliamG@prestongates.com
                                                                    206-467-2833


                                January 14, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

      Re: Stockholder Proposal to Alaska Air Group, Inc. of Donald Flinn (the "Proponent")

Dear Sir/Madam:

      We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

      For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal and its supporting statement.

      With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and
(iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

      The Proposal proposes an amendment to the Company's Bylaws in part to provide for cumulative voting (this part of the Proposal is referred to as the "Cumulative Voting Amendment"). The proposed Bylaw also provides that the Cumulative Voting Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the Shareholder-Amendment-Only provision. It necessarily follows that if the Proposal is adopted by stockholders, the Cumulative Voting Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the Shareholder-Amendment-Only provision.

      Cumulative Voting Amendment. Del. C. Section 214 provides that a corporation may have cumulative voting if the certificate of incorporation so provides.

      The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

      8 Del. C. Section 214 is the exclusive means by which cumulative voting in a Delaware corporation may be authorized. In the absence of a provision in the certificate of incorporation, a corporation does not have cumulative voting.

      Alaska's Certificate does not currently provide for cumulative voting.

      In order for Alaska to have cumulative voting, it would be necessary to amend its Certificate. Bylaws, whether adopted by shareholders or the Board, are ineffective as a means of authorizing cumulative voting.

      Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

      1. Because of the Cumulative Voting Amendment, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide for cumulative voting, it would be necessary to amend the Certificate. Under 8 Del. C. Section 242(b), the first step in any amendment to the certificate of incorporation is for the

            "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the certificate. Until such time as the board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

      2. The Cumulative Voting Amendment would not, if adopted, be valid under the General Corporation law because:

            (a) a proposal such as this Proposal would not be a proper subject for shareholder action under the General Corporation Law and would, if adopted, violate the General Corporation Law; and

            (b) the Shareholder-Amendment-Only provision, if adopted, would cause the Bylaws to be inconsistent with, and in violation of, 8 Del. C. Section 214.

      Shareholder Amendment Only Provision. The Shareholder-Amendment-Only provision of the Proposal provides that the Cumulative Voting Amendment can be amended, modified, or repealed only by a majority vote of stockholders. It necessarily follows that if the Proposal is adopted by stockholders, the Declassification Amendment cannot be amended, modified or repealed by the Company's Board as a result of the Shareholder-Amendment-Only provision.

      Alaska's Certificate provides in Article 8 that the Board has the power to adopt, amend or repeal the Bylaws. Article 8 provides:

            The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

      The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation, not contained in the Certificate, of the Board's power to "amend or repeal the Bylaws."

      Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. Section 109(b). That section provides:

         The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation . . . ." (emphasis added)

      It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a

`nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

      The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

      Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

      1. Because of the Shareholder-Amendment-Only provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide that a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. Section 242(b), the first step in any amendment to the certificate of incorporation is for the "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the certificate. Accordingly, until such time as the board has adopted a resolution and submitted to stockholders for a vote, the Cumulative Voting Amendment is not a proper subject for action by shareholders.

      2. The Shareholder-Amendment-Only provision would not, if adopted, be valid under the General Corporation Law because:

            (a) a proposal such as this Proposal for a Bylaw that would not be a proper subject for shareholder action under the General Corporation Law would, if adopted, violate the General Corporation Law; and

            (b) the Shareholder-Amendment-Only provision, if adopted, would cause the Bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C.
                  Section 109(b).

      The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

      The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

                                    Very truly yours,

                                    PRESTON GATES & ELLIS LLP

                                    /s/ William Gleeson

                                    By
                                        William Gleeson

             ANNEX 4 -- LEGAL OPINION IN CONNECTION WITH PROPOSAL 5 (STOCKHOLDER BYLAW AMENDMENT ON ANNUAL ELECTION OF DIRECTORS)

                                                                 William Gleeson
                                                       WilliamG@prestongates.com
                                                                    206-467-2833

                                January 14, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

      Re: Stockholder Proposal to Alaska Air Group, Inc. of James E. Roberts (the "Proponent")

Dear Sir/Madam:

      We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

       For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal and its supporting statement.

        With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and
(iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

      The Proposal proposes an amendment to the Company's Bylaws in part to declassify the Company's Board by providing for annual election of all directors confidential voting (this part of the Proposal is referred to as the "Declassification Amendment"). The proposed Bylaw also provides that the Declassification Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Declassification Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the "Shareholder-Amendment-Only" provision.

      Declassification Amendment. The Company currently has a classified Board. The Board is divided into three classes with one class elected each year for a three year term.

      The Declassification Amendment provides that the Bylaws be amended to provide for the annual election of directors. The effect of the Proposal would be to eliminate the Company's current classified Board.

      8 Del. C. Section 141(d) provides that a classified board may be established as follows:

            The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the annual meeting next ensuing; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification and election, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire.

      The Company's classified board was established by inclusion of provisions relating to a classified board in the restated Certificate. The effect of the Declassification Amendment would be that the Bylaws would mandate that all directors be elected annually, while the Certificate would mandate that "the Board of Directors shall be divided into three classes, with said classes to be as equal in number as may be possible" and one class be elected each year on a rolling three year schedule. If the Declassification Amendment were adopted, there would be a clear conflict between the Bylaws and the Certificate.

      8 Del. C. Section 109(b) provides that Bylaws may not be inconsistent with the Certificate of Incorporation.

         The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees. (emphasis supplied)

      In 1988, in Roven v. Cotter, the Delaware Chancery considered a bylaw that was adopted in a situation where the existing certificate of incorporation provided for a classified board. The bylaw, which allowed removal of a director before the expiration of the director's full term, was inconsistent with the charter provision on the classified board and Section 141(d), as that section was then written. The court held that the bylaw was ineffective because it conflicted with the certificate of incorporation and with Section 141(d). The court said:

            In 1960 this court decided Essential Enterprises Corp. v. Automatic Steel Products, Inc., Del.Ch., 39 Del. Ch. 93, 159 A.2d 288 (1960), which circumscribed the right of a corporation to remove a director on a classified board before he or she had served a "full term". That case involved a bylaw, permitting stockholders to remove directors with or without cause, which was found inconsistent both with a charter provision creating a classified board, and with
            Section 141(d) which authorized the classified board provision. The court found that the shareholders had ordained a classified board in the charter, which could not be defeated through a bylaw. 159 A.2d at 291. This, of course, is an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation. See, e.g., 8 Del.C. Section 109(b) (1983); Gaskill v. Gladys Belle Oil Co., Del.Ch., 16 Del. Ch. 289, 146 A. 337, 340
            (1929).

      In order for the classified board to be eliminated at Alaska, it would be necessary to amend the Certificate. Bylaws, whether adopted by shareholders or the Board, are ineffective as a means of authorizing cumulative voting when there are provisions in the Certificate creating a classified board.

      The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

      Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

      1. Because of the Declassification Amendment provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to eliminate a classified board, it would be necessary to amend the Certificate. Under 8 Del. C. Section 242(b), the first step in any amendment to the certificate of incorporation is for "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the Certificate. Until such time as the Board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

      2. The Declassification Amendment provision would not, if adopted, be valid under the General Corporation Law because:

            (a) a proposal such as this Proposal that would not be a proper subject for shareholder action under the General Corporation Law and would, if adopted, violate the General Corporation Law; and

            (b) the Declassification Amendment, if adopted, would cause the Bylaws to be inconsistent with and in violation of 8 Del. C. 141(a) and inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C. Section 109(b).

      Shareholder Amendment Only Provision. The "Shareholder-Amendment-Only" provision provides that the Declassification Amendment can be amended, modified, or repealed only by a majority vote of stockholders. It necessarily follows that if the Proposal is adopted by stockholders, the Declassification Amendment cannot be amended, modified or repealed by the Board as a result of the Shareholder-Amendment-Only provision.

      Alaska's Certificate provides in Article 8 that the Board has the power to adopt, amend or repeal "the Bylaws." Article 8 provides:

            The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

      The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation, not contained in the Certificate, of the Board's power to "amend or repeal the Bylaws."

      Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. Section 109(b). That section provides:

         The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation . . . ." (emphasis added)

      It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a `nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

      The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

      Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

      1. Because of the Shareholder-Amendment-Only provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide that a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. Section 242(b), the first step in any amendment to the certificate of incorporation is for "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the Certificate. Until such time as the Board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

      2. The Shareholder-Amendment-Only provision would not, if adopted, be valid under the General Corporation Law because:

            (a) a proposal such as this Proposal that would not be a proper subject for shareholder action under the General Corporation Law would, if adopted, violate the General Corporation Law; and

            (b) the Shareholder-Amendment-Only provision, if adopted, would cause the Bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C.
                  Section 109(b).

      The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

      The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

                                    Very truly yours,

                                    PRESTON GATES & ELLIS LLP

                                    /s/ William Gleeson

                                    By
                                        William Gleeson

             ANNEX 5 -- LEGAL OPINION IN CONNECTION WITH PROPOSAL 6 (STOCKHOLDER BYLAW AMENDMENT ON SIMPLE MAJORITY WHEN AMENDING BYLAWS)


                                                                 William Gleeson
                                                       WilliamG@prestongates.com
                                                                    206-467-2833


                                January 14, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

      Re: Stockholder Proposal to Alaska Air Group, Inc. of Mark Woods (the "Proponent")

Dear Sir/Madam:

      We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

      For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal and its supporting statement.

      With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and
(iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

      The Proposal proposes an amendment to the Company's Bylaws in part to change the vote necessary for shareholders to amend the Bylaws (this part of the Proposal is referred to as the "Voting Amendment"). The proposed Bylaw also provides that the Voting Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Voting Amendment cannot be amended, modified or repealed by the Company's Board of Directors ("Board") as a result of the Shareholder-Amendment-Only provision.

      Alaska's Certificate provides in Article 8 that the Board has the power to adopt, amend or repeal "the Bylaws." Article 8 provides:

            The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

      The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation, not contained in the Certificate, on the Board's power to "amend or repeal the Bylaws."

      Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. Section 109(b). That section provides:

            The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation . . . ." (emphasis added)

      It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a `nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

      The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

      Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

      1. Because of the Shareholder-Amendment-Only provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide that a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. Section 242(b), the first step in any amendment to the certificate of incorporation is for the "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the certificate. Accordingly, until such time as the board has adopted a resolution and submitted to stockholders for a vote, the Amendment is not a proper subject for action by shareholders.

      2. The Shareholder-Amendment-Only provision would not, if adopted, be valid under the General Corporation law because:

            (a) a proposal such as this Proposal that would not be a proper subject for shareholder action under the General Corporation Law would, if adopted, violate the General Corporation Law; and

            (b) the Shareholder-Amendment-Only provision, if adopted, would cause the Bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C.
                  Section 109(b).

      The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

      The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

                                    Very truly yours,

                                    PRESTON GATES & ELLIS LLP

                                    /s/ William Gleeson

                                    By
                                        William Gleeson

       ANNEX 6 -- SUPPLEMENTAL OPINION OF COUNSEL DATED FEBRUARY 11, 2005
                        IN CONNECTION WITH PROPOSALS 2-6

                                                                 William Gleeson
                                                       WilliamG@prestongates.com
                                                                    206-467-2833


                                February 11, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

      Re: Supplemental Opinion Regarding Stockholder Proposals to Alaska Air Group, Inc. (the "Company") Submitted by Messrs. Roberts, Furqueron, Woods, Davidge, and Flinn and Ms. Brady (the "Proponents")

Dear Sir/Madam:

      On January 14, 2005, we provided you with opinions of counsel ("Initial Opinions") under the General Corporation Law of the State of Delaware (the "General Corporation Law" or "DGCL") relating to the following provision (which we refer to as the "Shareholder-Amendment-Only Bylaw") appearing in the proposal submitted by each of the Proponents:

      This Bylaw amendment to require simple majority voting at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

       This opinion is a supplemental opinion ("Supplemental Opinion") to our Initial Opinions. It is in addition to and not in lieu of any of the opinions in the Initial Opinions. It is provided in light of letters submitted to the Staff by Steve Nieman dated February 6, 2005 ("Nieman Letter") and Richard Foley dated February 4, 2005 ("Foley Letter").

      For purposes of rendering this Supplemental Opinion, we have reviewed the same documents that we reviewed in connection with our Initial Opinions plus the Nieman Letter and the Foley Letter. For purposes of this Supplemental Opinion, we have made the same assumptions with respect to such documents that we made in connection with the Initial Opinion.

      For purposes of this Supplemental Opinion, (i) the term "Certificate" means the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); and the term "Bylaws" means the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws").

      NIEMAN LETTER. The Nieman Letter states that "ultimately, under the DGCL,
.. . . the shareholders hold the final power to propose and enact changes to the
Bylaws" and the Company "offered its shares to the public under a set of Bylaws in which it agreed to provide the shareholders with a `veto' power over a change in the Bylaws enacted by the Board."

      As we indicated in our Initial Opinions, the Shareholder-Amendment-Only Bylaw may be excluded because it is inconsistent with the specific language of the Certificate granting power to the directors regarding Bylaws. We said in the Initial Opinions:

      It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a `nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del.
      1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

      In Centaur Partners IV, the court addressed a proposed bylaw to be adopted by shareholders. It would fix the number of directors. The proposed bylaw provided that it could not be amended or repealed by the board. The issue was whether the limitation on the board's power to amend the bylaw (and thereby change the number of directors) conflicted with the power granted to the board in the certificate of incorporation "to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws." The Delaware Supreme Court held that the proposed bylaw impinged upon the board's "general authority [granted by the certificate] to adopt or amend corporate by-laws." It said that the proposed bylaw and the certificate of incorporation "are in obvious conflict" and as a result, the proposed bylaw is "clearly `inconsistent with' the directors' power" under the certificate and the bylaw "would be a nullity if adopted." The Delaware Supreme Court said:

      Centaur's proposed amendment to Section 16 of the by-laws states: "the number of Directors of the Corporation shall be fixed at fifteen (15) commencing as of the election of directors at the 1990 Annual Meeting of Stockholders. The foregoing sentence is not subject to amendment, alteration or repeal by the Board of Directors." Article Eighth of the articles of incorporation provides: "the number of directors of the Corporation shall be fixed by and may from time to time be altered as provided in the By-Laws . . . ." To the extent that the directors have general authority to adopt or amend corporate by-laws, these two provisions are in obvious conflict. The by-law amendment proposed by Centaur fixes the number of directors at fifteen. Article Eighth grants the board broad authority to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws. Because the proposed provision is clearly "inconsistent with" the directors' power to enlarge the board without limit, it would be a nullity if adopted.

      As in Centaur Partners IV, the proposed Shareholder-Amendment-Only Bylaw would specifically conflict with the powers granted in the Certificate to the directors to amend and repeal Bylaws and thus is inconsistent with the Certificate and would violate Delaware law.

      In order to exclude the Proposals based on the Shareholder-Amendment-Only Bylaw, we need not reach the issues raised in the Nieman Letter, since the inconsistency issue is dispositive. As to the second issue, we do recognize that shareholders may amend or repeal Bylaws enacted by the directors. The Company did not seek exclusion of the proposal by Mr. Woods on the basis of that part of the proposal that would delete certain existing language from Article X of the Bylaws. The Company sought exclusion because of, and we opined only as to, the Shareholder-Amendment-Only Bylaw part of the proposal.

      FOLEY LETTER. The Foley Letter argues that our argument concerning the Shareholder-Amendment-Only Bylaw is "incomplete" because we do not point to "precise words to be attributed to the Board such as `acting unilaterally, having sole authority and acting alone' . . . ." As we explained in our Initial
Opinions, the Certificate specifically grants the board of directors power to amend or repeal Bylaws. The Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws." We are of the opinion that the grant of power to the directors in the Certificate is sufficiently clear so that a Shareholder-Amendment-Only Bylaw would clearly conflict with the Certificate.

      The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

      The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this supplemental opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

                                    Very truly yours,

                                    PRESTON GATES & ELLIS LLP

                                    /s/ William Gleeson

                                    By
                                        William Gleeson